SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 9)*

MULTI-FINELINE ELECTRONIX, INC.

____________________________________________________________

(Name of Issuer)

Common Stock, $0.0001 par value per share

___________________________________________________________

(Title of Class of Securities)

62541B-10-1

________________________________________________

(CUSIP Number)

Todd Turall, Esq.

3600 South Lake Drive

St. Francis, WI 53235

(414) 294-7000

_____________________________________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 28, 2006

_____________________________________________________________

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9 Pages)

CUSIP No. 62541B-10-1	Page 2 of 9

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) Ý (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,503,220 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,503,220 shares of Common Stock
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,503,220 shares of Common Stock
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.4%
14.		TYPE OF REPORTING PERSON (See instructions) IN

This Amendment No. 9 (the “Amendment”) to the Statement on Schedule 13D (the “Statement”) is filed on behalf Michael A. Roth and Brian J. Stark (collectively, the “Reporting Persons”). This Amendment amends the Statement filed on August 7, 2006 with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons, as amended by Amendment No. 1 thereto filed with the SEC on August 10, 2006, as further amended by Amendment No. 2 thereto filed with the SEC on August 14, 2006, as further amended by Amendment No. 3 thereto filed with the SEC on August 21, 2006, as further amended by Amendment No. 4 thereto filed with the SEC on August 29, 2006, as further amended by Amendment No. 5 thereto filed with the SEC on September 1, 2006, as further amended by Amendment No. 6 thereto filed with the SEC on September 8, 2006, as further amended by Amendment No. 7 thereto filed with the SEC on September 12, 2006, and as further amended by Amendment No. 8 thereto filed with the SEC on October 2, 2006, and also amends, as applicable, each of the foregoing amendments.

Item 1. Security and Issuer.

This Amendment relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of Multi-Fineline Electronix, Inc. (the “Issuer”). The principal executive office of the Issuer is 3140 East Coronado Street, Anaheim, California 92806.

Item 2. Identity and Background.

(a)          This Amendment No. 9 to the Statement is filed on behalf of the Reporting Persons.

(b)         The principal place of business of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235.

(c)	See Items 2(b), 5(a) and 5(b).

(d)         Neither of the Reporting Persons has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         Neither of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Available net assets were utilized to purchase the securities referred to in this Amendment. The total amount of the funds used to make the purchases described in Item 5(c) was $100,359,060.26.

Item 4. Purpose of Transaction.

On March 30, 2006, the Issuer announced that, subject to the satisfaction or waiver of certain specified conditions, it intends to make an offer (the “Offer”) to purchase all of the issued ordinary shares of MFS Technology Ltd (“MFS”) in a voluntary general offer under Singapore law. The shareholders of MFS will be offered the option to receive either 0.0145 shares of the Issuer’s Common Stock for each share of MFS or cash. Completion of the Offer, if made, is dependent upon, among other things, approval by the stockholders of the Issuer of the issuance of the shares of Common Stock to be issued in the transaction.

Stark (as defined below) acquired the Common Stock reported herein for investment purposes and in part to potentially cast votes in respect of the Offer. It is currently Stark’s intention to vote in favor of the Issuer’s issuance of shares of Common Stock to be issued in the transaction (the “Issuance”), but Stark may at a future date determine that it is in Stark’s best interest to vote against the Issuance.

Stark may also engage in communications with one or more officers, directors and/or representatives or agents of the Issuer regarding the Issuer, including but not limited to, matters with respect to the Offer and Issuance. As part of such communications, Stark may advocate one or more courses of action.

Stark may at any time and from time-to-time review, change or reconsider its position and/or its purpose with regard to any or all of the foregoing.

Item 5. Interest in Securities of the Issuer.

(a)-(b)     The Reporting Persons currently beneficially own an aggregate of 4,503,220 shares of Common Stock, or 18.4% of the outstanding shares of Common Stock of the Issuer, which the Issuer has indicated in its Form 10-Q for the quarterly period ended June 30, 2006 to be 24,439,205 shares as of July 31, 2006. The foregoing amount of Common Stock and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark. The Reporting Persons share the power to vote or direct the vote and dispose of or direct the disposition of the shares of Common Stock referred to in this Amendment.

All of the foregoing represents an aggregate of 4,503,220 shares of Common Stock held directly by Stark Master Fund Ltd. (“Stark Master”), Stark Onshore Master Holding LLC (“Stark Onshore”) and Stark Asia Master Fund Ltd. (“Stark Asia”) (Stark Master, Stark Onshore and Stark Asia shall collectively be referred to as “Stark”). The Reporting Persons direct the management of Stark Offshore Management LLC (“Stark Offshore”), which acts as the investment manager and has sole power to direct the management of Stark Master and Stark Onshore, and Stark Asia Management LLC (“Stark Asia Management”), which acts as investment manager and has sole power to direct the management of Stark Asia. As the

Managing Members of Stark Offshore and Stark Asia Management, the Reporting Persons possess shared voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

(c)         Since June 8, 2006, the Reporting Persons effected no transactions in the Common Stock other than those set forth in the following table:

	Name of Entity		Average
	Effecting the	No. of	Price
Date	Transactions	Shares[1]	(U.S. $)[2]	Broker

6/12/2006	Stark Master[3]	81,600	28.6518	Bear Stearns
6/12/2006	Stark Master[4]	20,400	28.6518	Bear Stearns
6/21/2006	Stark Master[3]	80,000	30.4246	First New York Securities
6/21/2006	Stark Master[4]	20,000	30.4246	First New York Securities
6/23/2006	Stark Master[3]	80,000	32.5535	Robert W. Baird & Co.
6/23/2006	Stark Master[4]	20,000	32.5535	Robert W. Baird & Co.
7/19/2006	Stark Master	228,956	22.6441	Bloomberg Tradebook
7/19/2006	Stark Asia	52,386	22.6441	Bloomberg Tradebook
7/20/2006	Stark Master	246,570	22.9003	Bloomberg Tradebook
7/20/2006	Stark Asia	53,430	22.9003	Bloomberg Tradebook
7/21/2006	Stark Master	80,206	21.9590	Bloomberg Tradebook
7/21/2006	Stark Asia	16,346	21.9590	Bloomberg Tradebook
7/24/2006	Stark Master	97,334	23.0917	Bloomberg Tradebook
7/24/2006	Stark Asia	19,528	23.0917	Bloomberg Tradebook
7/25/2006	Stark Master	124,707	23.1064	Bloomberg Tradebook
7/25/2006	Stark Asia	24,791	23.1064	Bloomberg Tradebook
7/26/2006	Stark Master	83,435	23.5886	Bloomberg Tradebook
7/26/2006	Stark Asia	16,565	23.5886	Bloomberg Tradebook
7/27/2006	Stark Master	125,153	23.6931	Bloomberg Tradebook
7/27/2006	Stark Asia	24,847	23.6931	Bloomberg Tradebook
7/28/2006	Stark Master	58,145	24.1400	Bloomberg Tradebook
7/28/2006	Stark Asia	11,544	24.1400	Bloomberg Tradebook
7/31/2006	Stark Master	30,974	24.4880	Bloomberg Tradebook
7/31/2006	Stark Asia	5,820	24.4880	Bloomberg Tradebook
8/1/2006	Stark Master	101,316	24.0042	Pali Capital Inc.
8/1/2006	Stark Asia	19,037	24.0042	Pali Capital Inc.
8/2/2006	Stark Master	210,457	23.9534	Pali Capital Inc.
8/2/2006	Stark Asia	39,543	23.9534	Pali Capital Inc.
8/3/2006	Stark Master	92,601	23.9680	Pali Capital Inc.
8/3/2006	Stark Asia	17,399	23.9680	Pali Capital Inc.
8/4/2006	Stark Master	86,084	24.7091	Pali Capital Inc.
8/4/2006	Stark Asia	16,175	24.7091	Pali Capital Inc.

8/7/2006	Stark Master	79,737	23.9445	Bloomberg Tradebook
8/7/2006	Stark Asia	14,414	23.9445	Bloomberg Tradebook
8/8/2006	Stark Master	84,691	24.4414	Bloomberg Tradebook
8/8/2006	Stark Asia	15,309	24.4414	Bloomberg Tradebook
8/9/2006	Stark Master	267,750	18.5185	Bloomberg Tradebook
8/9/2006	Stark Asia	48,400	18.5185	Bloomberg Tradebook
8/10/2006	Stark Master	200,294	18.6837	Pali Capital Inc.
8/10/2006	Stark Asia	36,206	18.6837	Pali Capital Inc.
8/10/2006	Stark Master	21,173	18.3009	Bloomberg Tradebook
8/10/2006	Stark Asia	3,827	18.3009	Bloomberg Tradebook
8/11/2006	Stark Master	88,975	18.2275	Bloomberg Tradebook
8/14/2006	Stark Master	115,387	18.3235	Bloomberg Tradebook
8/18/2006	Stark Master	140,488	18.4881	Bloomberg Tradebook
8/24/2006	Stark Master	62,439	19.6755	Bloomberg Tradebook
8/25/2006	Stark Master	73,104	20.0540	Bloomberg Tradebook
8/28/2006	Stark Master	118,744	19.9827	Bloomberg Tradebook
8/29/2006	Stark Master	19,852	20.5216	Bloomberg Tradebook
8/30/2006	Stark Master	60,402	20.9669	Bloomberg Tradebook
8/31/2006	Stark Master	215,026	22.6755	Bloomberg Tradebook
8/31/2006	Stark Master	20,000	22.2000	Prudential
9/5/2006	Stark Onshore	92,596	23.6541	Bloomberg Tradebook
9/6/2006	Stark Onshore	159,864	23.6867	Bloomberg Tradebook
9/7/2006	Stark Onshore	94,161	23.7617	Bloomberg Tradebook
9/8/2006	Stark Onshore	97,032	24.0185	Bloomberg Tradebook
9/11/2006	Stark Onshore	34,927	25.8508	Bloomberg Tradebook
9/18/2006	Stark Onshore	20,073	23.3121	Bloomberg Tradebook
9/19/2006	Stark Onshore	10,000	23.5840	Bloomberg Tradebook
9/20/2006	Stark Onshore	69,986	24.1108	Bloomberg Tradebook
9/21/2006	Stark Onshore	5,014	25.0367	Bloomberg Tradebook
9/26/2006	Stark Onshore	50,000	24.2218	Bloomberg Tradebook
9/28/2006	Stark Onshore	50,000	23.7588	Bloomberg Tradebook
9/29/2006	Stark Onshore	250,000	24.6622	Bloomberg Tradebook

_____________

1 Represents the aggregate number of shares acquired by the identified entity on the specified date through the specified broker.

2 Represents the aggregate price paid or received for all shares listed in such row divided by such number of shares.

3 Represents transactions effected by Shepherd Investments International Ltd. Prior to the reorganization that was effected on July 1, 2006, in which certain holdings of Shepherd Investments International Ltd. were transferred to Stark Master, all shares of Common Stock held by Shepherd Investments International Ltd. were sold.

4 Represents transactions effected by Stark International. Prior to the reorganization that was effected on July 1, 2006, in which certain holdings of Stark International were transferred to Stark Master, all shares of Common Stock held by Stark International were sold.

All of the above transactions were effected in the open market on one of the Nasdaq National Market, the NYSE Arca Marketplace, the Chicago Stock Exchange or the National Stock Exchange and were purchases, except for the transactions on June 21, 2006 and June 23, 2006, which were sales.

(d)-(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 19, 2006 and April 20, 2006, Stark sold an aggregate of 51 exchange-traded call option contracts through CIBC World Markets, Inc., as broker. Each of the transactions involving exchange-traded call options is set forth below. Each contract entitles the holder thereof to purchase 100 shares of Common Stock at a price per share equal to $65.00 and each contract expires on November 18, 2006. If exercised by a holder thereof, Stark would be required to deliver, in exchange for receipt of $65.00 per share of Common Stock, the number of shares of Common Stock as to which such exchange-traded option had been exercised.

Name of Entity
	Effecting the	No. of	Price
Date	Transaction	Shares	(U.S. $)	Broker[5]

4/19/2006	Stark Master[1]	700[3]	8.50[4]	CIBC World Markets, Inc.
4/19/2006	Stark Master[2]	200[3]	8.50[4]	CIBC World Markets, Inc.
4/19/2006	Stark Asia	200[3]	8.50[4]	CIBC World Markets, Inc.
4/19/2006	Stark Master[1]	1,300[3]	7.70[4]	CIBC World Markets, Inc.
4/19/2006	Stark Master[2]	300[3]	7.70[4]	CIBC World Markets, Inc.
4/19/2006	Stark Asia	400[3]	7.70[4]	CIBC World Markets, Inc.
4/20/2006	Stark Master[1]	1,300[3]	7.40[4]	CIBC World Markets, Inc.
4/20/2006	Stark Master[2]	300[3]	7.40[4]	CIBC World Markets, Inc.
4/20/2006	Stark Asia	400[3]	7.40[4]	CIBC World Markets, Inc.

_____________

1 Represents transactions effected by Shepherd Investments International Ltd. In connection with a reorganization effected on July 1, 2006, certain holdings of Shepherd Investments International Ltd., including the referenced exchange-traded call options, were transferred to Stark Master.

2 Represents transactions effected by Stark International. In connection with a reorganization effected on July 1, 2006, certain holdings of Stark International, including the referenced exchange-traded call options, were transferred to Stark Master.

3 Represents shares of Common Stock underlying exchange-traded call options sold by the specified person. The exchange-traded call options all expire on November 18, 2006 and are exercisable by the holder of the call option until such date at a price per share of Common Stock equal to $65.00.

4 Represents the price per share of Common Stock received upon sale of the exchange-traded call option.

5 Each identified transaction was effected in the open market on one of the Chicago Board Options Exchange, the Pacific Stock Exchange or the Philadelphia Options Exchange.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2006

/s/ Michael A. Roth

Michael A. Roth

/s/ Brian J. Stark

Brian J. Stark

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing on behalf of each of them of Amendment No. 9 to the statement on Schedule 13D with respect to the shares of Common Stock, $.0001 par value per share, of Multi-Fineline Electronix, Inc. and any further amendments to such statement on Schedule 13D executed by each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on November 7, 2006.

/s/ Michael A. Roth

Michael A. Roth

/s/ Brian J. Stark

Brian J. Stark